UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2) Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 9, 2022. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2) Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2) Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022 and July 18, 2022 (as so amended through July 18, 2022, the “Original Schedule 13D” and together with this Amendment No. 6, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.”

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“As of July 30, 2022, FF Top and the Issuer executed a non-binding term sheet (the “Term Sheet”) for a proposed convertible term loan facility of the Issuer (the “Proposed Facility”), consisting of potential senior secured convertible notes (“Notes”) in a potential principal amount of up to $600,000,000 (the “Proposed Financing”).  The Term Sheet contemplates that several financial investors, to be identified by FF Top but that are not affiliates of FF Top (the “Potential Lead Investor”), would participate in the Proposed Financing through a new or existing investment vehicle in a principal amount of at least $100 million, and that additional potential investors, to be identified by the Potential Lead Investor, FF Top and the Issuer (the “Potential Other Investors” and collectively with the Potential Lead Investor, the “Potential Investors” or the “Potential Lenders”), would further participate in the Proposed Financing for additional principal amounts to be determined.  FF Top has received non-binding indications of interest from two financial investors that may invest via the Potential Lead Investor and is in discussions with the Potential Other Investors; however, there can be no assurance that all or any of such persons will ultimately determine to participate in the Proposed Financing, and as of the date hereof, potential investors have not been identified for the entirety of the $600,000,000 principal amount.

FF Top does not currently expect to purchase any Notes for its own account, and does not anticipate having any control over or investment in the Potential Lead Investor. FF Top does, however, anticipate providing reasonable downside protection to the Potential Lead Investor by pledging a to-be-determined portion of its shares of Common Stock to the Potential Lead Investor in support of the Notes investment contemplated to be made through the Potential Lead Investor, and also sharing with the Potential Lead Investor in any appreciation in the Potential Lead Investor’s investment pursuant to the Proposed Financing.

Prior to the Maturity Date (as defined in the Term Sheet), the Potential Lenders may, at their sole discretion and subject to any applicable law and/or NASDAQ requirements, elect to convert the principal, interest and any other amounts owing under the Proposed Facility (the “Obligations”) into common shares of the Issuer (collectively, the “Conversion Shares”, each, a “Conversion Share”) at a conversion price equal to the lower of (i) $5.00, (ii) the market closing price on the Lead Signing Date (as defined in the Term Sheet), (iii) the final negotiated Conversion Price of the Tranche A Loan (as defined in the Term Sheet), and (iv) the 30-day VWAP at the time of Lead Signing Date (or such other price to be reasonably agreed between FF Top and the Issuer’s financial advisors as is required to market and sell the Loans to co-investors) (the “Conversion Price”).  The parties shall work together reasonably to determine a conversion structure that can be executed under applicable law and NASDAQ rules.  The Potential Investors will agree, from and after the closing, not to sell the Conversion Shares for a period not to exceed 180 days without a reasonable consent from the Issuer.

The Potential Lenders will have customary demand and piggyback registration rights, including, but without limitation, within such period after closing as is reasonably acceptable to such lenders.  The Issuer shall use commercially reasonable efforts to file a registration statement to register the Common Stock underlying the Proposed Facility.  Up to five (5) years following the closing, if the Issuer proposes to offer any equity or equity-linked securities (other than shares reserved for employees, or shares issued in the acquisition of another company or other customary exceptions), the Potential Lenders shall have a pro rata preemptive right on an as-converted basis to participate in such offer.

The Obligations shall be secured by first priority security interests, and liens on, substantially all present and after-acquired assets (other than any asset subject to a purchase money security interest or similar arrangement, to the extent the grant of security therein would violate the terms thereof relating to such asset or otherwise requires consent (it being understood that there shall be no obligation to obtain such consent) (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or would trigger termination of any contract pursuant to any “change of control” or similar provision) of the Issuer and each subsidiary of the Issuer, subject to customary exceptions to be reasonably agreed to by the parties (the “Guarantors”), including, but without limitation, a pledge of the equity interests directly or indirectly held by the Issuer and Guarantors, as to be set forth in the security agreement, subject to customary exceptions to be reasonably agreed to by the parties and limitations on foreclosure to the extent required by law.

Interest shall accrue on all outstanding principal amounts at a rate of 10% per annum, payable quarterly in cash.  The Potential Lenders will have the option to elect to receive interest payments at a rate of 15% per annum, payable quarterly, 5% in cash and 10% in registered Common Stock, subject to certain limitations, provided that the Common Stock is valued at a 10% discount to the lowest VWAP during the 5 trading days prior to the time of payment.

The Original Issue Discount on the loans shall be 10%.  If the Potential Lenders voluntarily convert the Obligations prior to the Maturity Date, the Potential Lenders will be entitled to an interest make-whole payment (an “Interest Make-Whole Payment”) equal to the sum of all regularly scheduled stated interest payments due on the loans occurring after the conversion date for such conversion and on or before the Maturity Date, provided that the interest rate used to calculate the Interest Make-Whole Payment will be 10% if paid in cash or 15% if paid in Common Stock, less 50% of the amount of the Original Issue Discount.  The Issuer will pay the full Interest Make-Whole Payment on the conversion date in cash or registered Common Stock at the election of the Issuer.

Under certain circumstances, the Issuer will have the option to prepay all or any portion of the Proposed Facility, upon 15 business days’ prior written notice (during which period, for the avoidance of doubt, the Potential Investors may elect to convert the Notes into Conversion Shares), for 110% of total outstanding balance prepaid for any prepayment during the first year after the closing, 105% of total outstanding balance prepaid for any prepayment during the second year after the closing, and 100% of total outstanding balance for a prepayment after the second year after the closing.

At closing the Issuer has agreed to issue warrants to the Potential Lenders to purchase shares of Common Stock, with coverage of 33% of one warrant, exercisable into one share of Common Stock, for each Conversion Share that would be issued to the Potential Lenders upon conversion of the Proposed Facility at the Conversion Price.  The exercise price of the warrants shall be equal to $5.00 per share, and the warrants will be exercisable for a period of 7 years from the closing.

The Notes shall expressly permit (a) super priority security interests for a debtor-in-possession financing (of no more than $50 million plus a customary professional fee carveout) by the Issuer (“DIP Financing”) and (b) the Issuer to get DIP Financing (including priming the Obligations) of no more than $50 million plus a customary professional fee carveout, so long as (A) the interest rate, fees, and other terms of the DIP Financing are commercially reasonable under the circumstances as determined by a court of competent jurisdiction, and (B) the Agent shall be granted a lien on all collateral, including proceeds, that the provider of the DIP Financing receives, subject only to (x) the priority of the lien granted to the provider of the DIP Financing and the customary professional fee carveout and (y) approval by a court of competent jurisdiction. The Potential Lenders and FF Top will be provided with reasonable opportunity to participate in the DIP Financing process and the Issuer will consider any DIP Financing proposals from the Potential Lenders and FF Top in good faith.

The closing shall be subject to customary conditions precedent, including, but without limitation, provisions usual and customary for facilities and transactions of this type, including, but without limitation: (i) preparation, execution, and delivery of mutually acceptable loan documents, with each party acting reasonably; (ii) delivery of the most current consolidated and unconsolidated audited financials for the Issuer and its subsidiaries and consolidated and unconsolidated unaudited financials for periods subsequent to the audit; (iii) receipt of a written opinions from counsel of the Issuer reasonably satisfactory to the Potential Lenders, including, but without limitation, as to due organization, authorization, enforceability, governmental approvals, and conflicts; (iv) payment of the Potential Lenders’ legal fees and other transaction expenses up to $300,000; and (v) delivery of other customary closing documents, including, without limitation, board resolutions, organizations documents, customary good standing, officers' and incumbency certificates, compliance certificates and lien searches.

The Potential Lead Investor’s signing of the lead convertible note agreement and the signing by the Potential Other Investors are both targeted to occur on or prior to August 8, 2022, subject to agreement with respect to the Proposed Facility security package and documents necessary to perfect security for the Obligations and the execution of definitive documents during this period. There can be no assurance that definitive documents will be signed by such date, or at all.

The foregoing summary of the Term Sheet does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Term Sheet, a copy of which is included as Exhibit 9 to this Schedule 13D and incorporated herein by reference.

The Reporting Persons routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s securities, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or pledge or sell or otherwise dispose of (or enter into plans or arrangements to pledge or sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons, subject to applicable law, may formulate a plan with respect to such matters, and, expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. Depending on such assessments, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to pledge, sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

This is not a recommendation or solicitation to buy or sell any securities of the Issuer. The Reporting Persons make no representations regarding the accuracy or completeness of any of the information included herein, or any other representations. Individuals should consult with their own professional advisors prior to making any investment decisions with respect to the Issuer. This information is being provided solely in connection with the Reporting Persons’ disclosure obligations and does not constitute legal or other advice and may not be relied on for any purposes whatsoever.

The statements made herein contain “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe any objectives, potential financing, involvement of any potential investors, plans or goals are forward-looking. The forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding the Issuer and projections regarding the industry in which it operates, some or all of which may not be correct. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 9:	Term Sheet, dated July 30, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: August 1, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: August 1, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President